EXHIBIT 12 - RATIO OF EARNINGS TO FIXED CHARGES
WHIRLPOOL CORPORATION AND SUBSIDIARIES

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings
Earnings (loss) before income taxes	$917	$558	$(28)	$586	$293
Fixed charges	231	256	270	281	271
	$1,148	$814	$242	$867	$564
Fixed charges
Portion of rents representative of the interest factor	$54	$57	$57	$56	$52
Interest on indebtedness	172	193	204	211	210
Amortization of debt financing fees	5	6	9	14	9
	$231	$256	$270	$281	$271
Ratio of earnings to fixed charges	5.0	3.2	0.9	3.1	2.1